EXHIBIT 1

FIRST MANHATTAN ADDS ALEX DENNER TO VIVUS BOARD SLATE

Denner’s Sarissa Capital Management Owns 2 Million Vivus Shares

First Manhattan Slate Expanded to Nine Director Nominees

New York – May 23, 2013 – First Manhattan Co. (“FMC”), an owner-managed and operated investment advisory firm and the beneficial holder of approximately 9.9 percent of the outstanding shares of VIVUS, Inc. (“Vivus”) (NASDAQ: VVUS), today announced that in response to Vivus’ recent expansions of the Board it has increased its slate of director nominees to nine, adding Alex Denner, Ph.D., to FMC’s two previously announced additional director nominees, Dr. Rolf Bass and Melvin Keating, for election to the Board at Vivus’ annual meeting of shareholders on July 15, 2013.

Dr. Denner is the Chief Investment Officer and Founding Partner of Sarissa Capital Management LP, a registered investment adviser that focuses on enhancing shareholder value of portfolio companies. Sarissa Capital beneficially owns approximately 2 million shares, or approximately 2 percent of Vivus’ outstanding stock. Dr. Denner has extensive experience as a director of publicly traded healthcare and biotechnology companies. FMC and its director nominees beneficially own a total of approximately 12 million shares, or 11.9 percent of Vivus, in the aggregate. Biographical information on all nine FMC nominees as well as FMC’s press releases and other communications materials are available at www.ourmaterials.com/VVUS.

“Our three additional nominees strengthen an already impressive slate and present a clearly superior alternative to Vivus’ current Board of Directors,” said Sam Colin, M.D., Senior Managing Director at FMC and a Board nominee. “Our nominees have been carefully chosen for their exceptional accomplishments in the key areas required to unlock the substantial value at Vivus. The additions of Dr. Alex Denner, Dr. Rolf Bass, and Mel Keating further strengthen our slate’s deep expertise in corporate operations and strategy and E.U. regulatory affairs. These skill sets complement the strong U.S. commercialization and regulatory expertise of the FMC slate.

“In contrast to the current Vivus Board, our nominees offer total independence from management. Our nominees also provide alignment of Board and shareholder interests, and a realistic plan for value creation.”

New Nominees’ Key Attributes, Experience and Skills and the Benefit to the Vivus Board of Directors

Alexander J. Denner, PhD.: Dr. Denner has extensive experience overseeing the operations and research and development of biopharmaceutical companies and evaluating corporate governance matters. He also has extensive experience as an investor, particularly with respect to healthcare companies, and possesses broad life sciences industry knowledge.

Rolf Bass, M.D.: Dr. Bass is an E.U. regulatory expert, with a thorough understanding of the regulatory process and evolving evaluation standards through serving in the highest levels of the EMA, CHMP, and the German BfArM.

Mel Keating: Mr. Keating has extensive public and private company experience in healthcare and non-healthcare companies as a senior executive and director.  He brings especially strong expertise executing significant operational turnarounds.  As a director, he has served as Board Chairman and on the Capital, Strategic and Audit Committees, and he has led successful efforts to streamline corporate operations, implement growth agendas and execute transactions that have resulted in marked increases in shareholder value.

Full biographies of Messrs. Denner, Keating and Dr. Bass follow. Biographical information on all nine FMC nominees as well as FMC’s press releases and other communications materials are available at www.ourmaterials.com/VVUS.

Alexander J. Denner, Ph.D. founded Sarissa Capital Management LP, a registered investment advisor, in 2012.  Sarissa Capital focuses on enhancing shareholder value of portfolio companies. From 2006 to November 2011, Dr. Denner served as a Senior Managing Director of Icahn Capital, an entity through which Carl C. Icahn conducts his investment activities. Prior to that, he served as a portfolio manager at Viking Global Investors, a private investment fund, and Morgan Stanley Investment Management, a global asset management firm.

Dr. Denner is a director of Biogen Idec and Enzon Pharmaceuticals. During the past five years, Dr. Denner has served as a director of the following publicly-traded companies: Amylin Pharmaceuticals, ImClone Systems (where he was Chairman of Executive Committee), and Adventrx Pharmaceuticals.

Dr. Denner received his S.B. degree from the Massachusetts Institute of Technology and his M.S., M.Phil. and Ph.D. degrees from Yale University.

Dr. Rolf Bass most notably served in the distinguished role of Head of Human Medicines Evaluation Unit at the EMA in London from 1995 to 2000.  There he oversaw medicines for human use for marketing authorization and pharmacovigilance, including pre-approval aspects (scientific advice, regulatory affairs, CPMP Secretariat, European Commission and ICH liaison), post-marketing issues (pharmacovigilance, variations and extensions, and renewals), and supported designated Central and Eastern European Countries Drug Regulatory Authorities in the accession of their countries to the European Union.  In 2000, he was appointed member to the CPMP (now CHMP), and set up the new Department for European and International Business of the Federal Institute for Drugs and Medical Devices (BfArM). Dr. Bass started his regulatory career at the German Health Authority (BGA) and became Chairman of CPMP’s

Safety Working Party in 1984 where he created the tripartite ICH guideline on Testing for Reproductive Toxicity. In 2007 he held the “Annual Award Lecture” at the Annual Meeting of the European Teratology Society (ETS) and was awarded with the “Walter-Cyran Medaille” of the German Society for Drug Regulatory Affairs (DRGA). Most recently, Dr. Bass was appointed Visiting Professor for Pharmaceutical Medicine at the University of Basel, Switzerland in 2007. Dr. Bass holds a medical degree from Free University of Berlin.

Mel Keating most recently served as President and Chief Executive Officer of Alliance Semiconductor Corp. from 2005 to 2008. During that time, he transformed it from a distressed company with a market capitalization of $80 million to one that generated over $250 million of distributable cash and a 2.5x increase in the company’s stock price.  Prior to his role at Alliance Semiconductor, Mr. Keating served as Executive Vice President and Chief Financial Officer and Treasurer of Quovadx Inc. (Nasdaq: QVDX), a healthcare IT company, from 2004 to 2005, and as a strategy consultant at Warburg Pincus Equity Partners from 1997 to 2004. He currently serves a Director of API Technologies Corp (Nasdaq: ATNY), Red Lion Hotels Corp (NYSE: RLH), Crown Crafts, Inc. (Nasdaq: CRWS), BluePhoenix Solutions Ltd (Nasdaq: BPHX), and Marlborough Software Development Corp.  He previously served on the boards of White Electronic Designs and Integral Systems, where he led strategic reviews of the businesses that resulted in sales of each of the companies at approximately 2x the stock price when he joined the boards.  He also was previously a director of Aspect Medical Systems.  Mr. Keating received both an M.B.A. in Finance and MS in Accounting from the University of Pennsylvania’s Wharton school of business, and B.A. in Art History from Rutgers University.

About First Manhattan Co.

First Manhattan Co. (“FMC”) was founded in 1964 and remains an owner-operated investment advisory firm. FMC is registered with the U.S. Securities and Exchange Commission as an investment adviser and as a broker-dealer, and is a member of the Financial Industry Regulatory Authority (FINRA).

FMC provides professional investment management services primarily to high net worth individuals as well as to partnerships, trusts, retirement accounts, pension plans and institutional clients. The firm currently manages in excess of $14 billion.

Additional Information and Where to Find It

FIRST MANHATTAN CO., FIRST HEALTH, L.P., FIRST HEALTH LIMITED, FIRST HEALTH ASSOCIATES, L.P., FIRST BIOMED MANAGEMENT ASSOCIATES, LLC, FIRST BIOMED, L.P. AND FIRST BIOMED PORTFOLIO, L.P. (COLLECTIVELY, “FIRST MANHATTAN”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES FROM THE STOCKHOLDERS OF VIVUS, INC. (THE "COMPANY") IN CONNECTION WITH THE

COMPANY'S 2013 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY FIRST MANHATTAN, SARISSA CAPITAL MANAGEMENT LP, SARISSA CAPITAL OFFSHORE MASTER FUND LP, SARISSA CAPITAL DOMESTIC FUND LP, MICHAEL JAMES ASTRUE, ROLF BASS, JON C. BIRO, SAMUEL F. COLIN, ALEXANDER J. DENNER, JOHANNES J.P. KASTELEIN, MELVIN L. KEATING, DAVID YORK NORTON AND HERMAN ROSENMAN (COLLECTIVELY, THE "PARTICIPANTS") FROM THE STOCKHOLDERS OF THE COMPANY, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF THE COMPANY AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD (WHEN AVAILABLE) MAY BE OBTAINED WITHOUT CHARGE UPON REQUEST BY CONTACTING MACKENZIE PARTNERS, INC. AT (800) 322-2885 (TOLL-FREE) OR (212) 929-5500 (COLLECT).

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A TO BE FILED BY FIRST MANHATTAN WITH THE SEC ON MAY 23, 2013. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

Contacts:

The Abernathy MacGregor Group

Chuck Burgess / Mike Pascale

212-371-5999

clb@abmac.com / mmp@abmac.com

Mackenzie Partners

Larry Dennedy / Charlie Koons

212-929-5239 / 212-929-5708

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